

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

March 21, 2006

via facsimile and U.S. mail

Mr. Marcus C. Rowland
Executive Vice President and Chief Financial Officer
Chesapeake Energy Corporation
6100 North Western Avenue
Oklahoma City, OK 73118

> **Re:** **Chesapeake Energy Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2004**
> **Filed March 9, 2005**
> **Supplemental response filed March 14, 2006**
> **File No. 1-13726**

Dear Mr. Rowland:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

April Sifford
Branch Chief